Exhibit 99.2

Business of the Meeting

1.	Receipt of the Consolidated Financial Statements

To receive the consolidated financial statements of Manulife Financial Corporation (the “Company” or “Manulife”) for the year ended December 31, 2012, together with the reports of the auditor and the actuary on those statements.

2.	Election of Directors

The 16 nominees for election to the Company’s Board of Directors (the “Board”) and their biographies are listed in the section “Nominees for the Board of Directors”. All of the nominees are currently Directors of the Company.

Each successful nominee will be elected to the Board for a term of one year, which expires at the Company’s Annual Meeting in 2014.

Directors’ attendance at Board and committee meetings held in 2012 is shown in the chart for each Director nominee in the “Nominees for the Board of Directors” section.

3.	Appointment of Auditors

The Board proposes that the firm of Ernst & Young LLP (“Ernst & Young”) be appointed as auditor for the 2013 fiscal year. Ernst & Young has served as the Company’s auditor for more than five years. For 2012, fees charged by Ernst & Young to the Company and its subsidiaries were $29.8 million, compared with $28.8 million in 2011.

	Year ended December 31, 2012 ($ in millions)	Year ended December 31, 2011 ($ in millions)
Audit fees[1]	$25.9	$25.6
Audit-related fees[2]	1.9	2.3
Tax fees[3]	0.4	0.2
All other fees[4]	1.6	0.7
Total	$29.8	$28.8

[1]

Includes the audit of the financial statements of the Company, its subsidiaries, segregated and separate funds, audits of statutory filings, prospectus services, Sarbanes-Oxley Act of 2002 (“SOX”) attestations, reviews of quarterly reports and regulatory filings.

[2]

Includes reviews of product filing registration statements, consultation concerning financial accounting and reporting standards, and due diligence in connection with proposed or consummated transactions.

[3]	Includes tax compliance, tax planning and tax advice services.
[4]	Includes information security and other advisory services.

The Company has complied with applicable rules regulating the provision of non-audit services to the Company by its external auditor. All audit and non-audit services provided to the Company by Ernst & Young have been pre-approved by the Audit Committee. The Audit Committee has reviewed the magnitude and nature of these services to ensure that they are compatible with maintaining the independence of the external auditor.

4.	Shareholder Advisory Vote on the Approach to Executive Compensation

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used to make executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation. As a result, shareholders will have a non-binding, advisory vote on the Company’s executive compensation policy at the Annual Meeting in 2013, as it has done at each of the past three annual meetings.

To assist you in making your voting decision, we refer you to the Compensation Discussion and Analysis (“CD&A”) starting at page 31. The CD&A describes the Board’s approach to executive compensation, the details of the compensation program and the Board’s compensation decisions in 2012. This disclosure has been approved by the Board on the recommendation of the Management Resources and Compensation Committee. If there are specific concerns you wish to discuss, you may contact the Board by writing to the Chair of the Board in care of the Corporate Secretary of the Company at the address below or by email as indicated on our website at: corporate_governance@manulife.com:

Chair of the Board

c/o The Corporate Secretary

Manulife Financial Corporation

200 Bloor Street East

North Tower 10

Toronto, ON

M4W 1E5

The Board recommends that shareholders vote FOR the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Proxy Circular delivered in advance of the 2013 Annual Meeting of Common Shareholders.”

As this vote will be an advisory vote, the results will not be binding. However, the Board will take the results of the vote into account, as appropriate, together with feedback received from shareholders in its other engagement activities, when considering future compensation policies, procedures and decisions.

The results of the shareholder advisory vote will be disclosed as part of the report on vote results for the Meeting.

In the event that a significant number of shareholders oppose the resolution, the Board will communicate with certain of its shareholders (particularly those who are known to have voted against it) to understand their concerns and will review the Company’s approach to compensation in the context of those concerns. Shareholders who have voted against the resolution will be encouraged to contact the Board to discuss their specific concerns.

Note:

All figures reported in this Proxy Circular are in Canadian currency, unless otherwise indicated.

Manulife Financial Corporation Proxy Circular	7

Nominees for the Board of Directors

The following individuals are the nominees for election to the Board. Information regarding the nominees relating to their independence, age, municipality and country of residence, year first elected or appointed as a Director1, principal occupation, education, areas of expertise, committee memberships, meeting attendance, public board memberships and mandatory retirement date is provided in the biographical charts below. Also indicated for each nominee are the number of Company Common Shares (“Common Shares”)2 held by the nominee, the number of Deferred Share Units (“DSUs”)3 held by the nominee under the Stock Plan for Non-Employee Directors (see description of Stock Plan for Non-Employee Directors under Director Compensation on page 20), the total value of the nominees’ equity in the Company4 and whether the nominee meets the minimum ownership requirements5 (see Share Ownership Guidelines under Director Compensation on page 20). All successful nominees for the Board are elected for a term of one year, expiring at the next Annual Meeting.

Director Nominee Information

Richard B. DeWolfe – Independent Westwood, MA U.S.A./Director Since April 2004/Age 68/Mandatory Retirement 2016
Areas of Expertise: • Senior Executive • Financial • Risk Management • U.S. Operations/Governance

Effective December 1, 2012, Richard DeWolfe was appointed Vice Chair of the Board and, upon his successful election to the Board at the 2013 Annual Meeting, will be appointed Chair of the Board. Mr. DeWolfe is Managing Partner of DeWolfe & Company, LLC, a real estate management and investment consulting firm. Mr. DeWolfe holds a BAS, Marketing and Finance from Boston University. He is a Trustee of Boston University and an honorary director of The Boston Center for Community and Justice. He was formerly Chairman and CEO of The DeWolfe Companies, Inc., the largest homeownership organization in New England, which was previously listed on the American Stock Exchange and acquired by Cendant Corporation in 2002. Mr. DeWolfe was formerly Chairman and Founder of Reliance Relocations Services, Inc. and was formerly Chairman of the Board of Trustees, Boston University. Mr. DeWolfe is currently a member of the board of directors of Avantair, Inc. Mr. DeWolfe holds an Executive Masters Professional Director Certification from the American College of Corporate Directors, a public company director education and credentialing organization.

	Board/Committee Membership:[6]			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors (Vice Chair) Audit (Chair) Conduct Review & Ethics (Chair) Risk			10 of 10 5 of 5 2 of 2 7 of 7	100% 100% 100% 100%	Avantair, Inc.	2009 – Present
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2013	14,000	76,214	90,214		$1,398,317	$450,000
	2012	14,000	64,168	78,168		$988,825

[1]

“Director Since” refers to the year the Director was first elected to either the Board of the Company or Manufacturers Life. When Manufacturers Life demutualized in 1999, it became a wholly-owned subsidiary of the Company.

[2]	“Common Shares” refers to the number of Common Shares beneficially owned, or over which control or direction is exercised by the Director, as of March 12, 2013 and March 13, 2012, respectively.
[3]	“Deferred Share Units” (“DSUs”) refers to the number of DSUs held by the Director as of March 12, 2013 and March 13, 2012, as applicable.
[4]

“Total Value of Common Shares and DSUs” is determined by multiplying the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on each of March 12, 2013 ($15.50) and March 13, 2012 ($12.65), respectively, times the number of Common Shares and DSUs outstanding as of those dates.

[5]	Directors’ share ownership is valued at the greater of market value and the acquisition cost or grant value for the purposes of meeting the share ownership guidelines.
[6]

Effective December 1, 2012, Richard DeWolfe was appointed Vice-Chair of the Board. As Vice-Chair of the Board, he was invited to attend all other committee meetings at the invitation of the Chair of each Committee.

Manulife Financial Corporation Proxy Circular	10

Donald A. Guloien – Not Independent (Management) Toronto, ON Canada/Director Since May 2009/Age 55/Mandatory Retirement 2029
Areas of Expertise: • Senior Executive • Financial • Risk Management • Global Financial Services Executive/Knowledge of Investment Management • Asia, Canada and U.S. Operations/Governance

Donald Guloien is the President and Chief Executive Officer (“CEO”) of Manulife. Mr. Guloien started as a Senior Research Analyst, Corporate Planning and during his 31 year career at Manulife has held a variety of leadership roles in insurance and investments operations, global acquisitions and business development. Before assuming his current role, he was Senior Executive Vice President and Chief Investment Officer, where he was recognized as a leading global investment executive. In 2012, Mr. Guloien was named International Business Executive of the Year by the Canadian Chamber of Commerce and awarded The Queen Elizabeth II Diamond Jubilee medal. He is a member of the Mayor of Shanghai’s International Business Leaders’ Advisory Council, the Canadian Council of Chief Executives, and the Campaign Cabinet of the University of Toronto’s Rotman School of Management. He is a director of the Canadian Life and Health Insurance Association and The Geneva Association and a former director of LIMRA International. Mr. Guloien holds a B. Comm. from the University of Toronto.

	Board/Committee Membership:[7]			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors			9 of 9[7]	100%	None
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2013	123,720	187,138	310,858		$4,818,299	See Executive Share Ownership Guidelines (page 33)
	2012	123,720	179,582	303,302		$3,836,770

Joseph P. Caron – Independent West Vancouver, BC Canada/Director Since October 2010/Age 65/Mandatory Retirement 2020
Areas of Expertise: • Senior Executive • Public Sector • Financial • Asia Operations/Governance

Joseph Caron is Principal and Founder of Joseph Caron Incorporated, a consulting business (established in 2010) providing strategic counsel to Asian businesses seeking to grow in Canada and Canadian businesses and organizations focused on development in Asia. Mr. Caron’s experience includes almost four decades with the Government of Canada where he served in a number of key diplomatic posts including, Ambassador to the Peoples’ Republic of China (2001 to 2005), Ambassador to Japan (2005 to 2008) and High Commissioner to the Republic of India (2008 to 2010). In 2010, Mr. Caron joined HB Global Advisors Corporation, the international consulting firm within Heenan Blaikie. Mr. Caron is currently a member of the board of directors of the Vancouver International Airport. He has also been named a Distinguished Fellow of the Asia Pacific Foundation and an Honorary Research Associate of the University of British Columbia’s Institute of Asian Research. He holds a BA in Political Science from the University of Ottawa.

	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors Management Resources & Compensation			10 of 10 7 of 7	100% 100%	None
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Required[8]
	2013	0	14,534	14,534		$225,277	$450,000
	2012	0	8,564	8,564		$119,482

[7]	Donald Guloien is not a member of any Board committee. He attends committee meetings at the invitation of the Chair. One Board meeting in 2012 was for independent Directors only.
[8]	In accordance with the Share Ownership Guidelines (see page 20), Joseph Caron has elected to receive 50% of his Annual Board Retainer and fees in equity until the minimum threshold is met.

Manulife Financial Corporation Proxy Circular	11

John M. Cassaday – Independent Toronto, ON Canada/Director Since April 1993/Age 59/Mandatory Retirement 2025
Areas of Expertise: • Senior Executive • Financial • Risk Management • Canada and U.S. Operations/Governance

John Cassaday is President and Chief Executive Officer of Corus Entertainment Inc., a position he has held since its inception in 1999. Corus is a Canadian leader in pay and specialty television, Canadian radio and a global leader in children’s programming and licencing. Prior to Corus, Mr. Cassaday was Executive Vice President of Shaw Communications, President and Chief Executive Officer of CTV Television Network and President of Campbell Soup Company in Canada and the UK. Mr. Cassaday is currently a member of the board of directors of Corus Entertainment Inc. and Sysco Corporation. Mr. Cassaday has an MBA (Dean’s List) from the Rotman School of Management at the University of Toronto. Mr. Cassaday is also active in community affairs, principally with St. Michael’s Hospital.

	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors			10 of 10	100%	Corus Entertainment Inc.	1999 – Present
	Corporate Governance & Nominating			6 of 6	100%	Sysco Corporation	2004 – Present
	Management Resources & Compensation (Chair)			7 of 7	100%
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2013	20,000	92,622	112,622		$1,745,641	$450,000
	2012	20,000	73,410	93,410		$1,181,637

Susan F. Dabarno – Independent Bracebridge, ON Canada/Director Since March 2013/Age 60/Mandatory Retirement 2025
Areas of Expertise: • Senior Executive • Financial • Global Financial Services Executive/Knowledge of Investment Management • Canada Operations/Governance

Susan Dabarno has been a Corporate Director since 2011. Ms. Dabarno has extensive wealth management and distribution expertise. Ms. Dabarno served as Executive Chair of Richardson Partners Financial Limited/GMP from 2009 to 2010. Prior to that, she was President and Chief Executive Officer of Richardson Partners Financial Limited from 2003 to 2009. Richardson Partners Financial Limited/GMP is an independent wealth management services firm. Before joining Richardson Partners Financial Limited, Ms. Dabarno was President and Chief Operating Officer at Merrill Lynch Canada Inc. Ms. Dabarno is a Fellow of Certified General Accountant and obtained a Class II Diploma at McGill University. Ms. Dabarno is currently a member of the board of Bridgepoint Health Foundation and Toronto Waterfront Revitalization Corporation.

	Board/Committee Membership:			Overall Attendance: N/A		Public Board Membership During Last Five Years:
	Newly Elected to the Board of Directors and the Audit Committee on March 1, 2013.					People Corporation	2011 -March 1, 2013
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2013	30,000	0	30,000		$465,000	$450,000

Manulife Financial Corporation Proxy Circular	12

Sheila S. Fraser – Independent Ottawa, ON Canada/Director Since November 2011/Age 62/Mandatory Retirement 2023
Areas of Expertise: • Senior Executive • Public Sector • Financial • Risk Management

Sheila Fraser is currently a Corporate Director. Ms. Fraser served as Auditor General of Canada from 2001 to 2011. Prior to joining the Office of the Auditor General as Deputy Auditor General in 1999, she was a partner at Ernst and Young for 18 years. Her contributions to the accounting and auditing profession include her current role as member of the International Federation of Accountants-International Public Sector Accounting Standards Board (IFAC-IPSASB), and a Trustee of the International Financial Reporting Standards Foundation. She has also chaired two committees of the International Organization of Supreme Audit Institutions (INTOSAI) as well as the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants. Ms. Fraser earned a Bachelor of Commerce from McGill University, is a Chartered Accountant and among her many honours has received the designation “Fellow” from the Institute of Chartered Accountants of Ontario and the Ordre des comptables agréés du Québec.

	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors Audit Conduct Review & Ethics			10 of 10 5 of 5 2 of 2	100% 100% 100%	Bombardier Inc.	2012 - Present
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Required[9]
	2013	580	8,303	8,883		$137,687	$450,000
	2012	580	1,544	2,124		$26,869

Scott M. Hand – Independent Toronto, ON Canada/Director Since May 2007/Age 70/Mandatory Retirement 2015
Areas of Expertise: • Senior Executive • Financial • Risk Management • Asia, Canada and U.S. Operations/Governance

Scott Hand is Executive Chairman of the Board of Royal Nickel Corporation. Previously, Mr. Hand was the Chairman and Chief Executive Officer of Inco Limited (“Inco”) from April 2002 until he retired in January 2007. Prior to that, Mr. Hand was the President of Inco and held positions in Strategic Planning, Business Development and Law. Inco has been a major global Canadian-based resources enterprise and a leading producer and marketer of nickel and other metals. Mr. Hand is currently a member of the board of directors of Legend Gold Corp., Chinalco Mining Corporation International and Royal Nickel Corporation. Mr. Hand also serves on the boards of Boyd Technologies LLC (non-woven materials), the World Wildlife Fund Canada, the Massachusetts Museum of Contemporary Art and a number of private companies in the mineral resource sector. Mr. Hand received a BA from Hamilton College and a JD from Cornell University.

	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors Management Resources & Compensation Risk			10 of 10 7 of 7 7 of 7	100% 100% 100%	Chinalco Mining Corporation International Legend Gold Corp. Royal Nickel Corporation Fronteer Gold Inc. Inco Limited Royal Coal Corp.	April 2012 - Present 2011 - Present 2008 – Present 2007 - 2011 1991 - 2007 2010 - May 2012[10]
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2013	30,000	28,677	58,677		$909,494	$450,000
	2012	30,000	20,767	50,767		$642,203

[9]	In accordance with the Share Ownership Guidelines (see page 20), Sheila Fraser has elected to receive 100% of her Annual Board Retainer and fees in equity until the minimum threshold is met.
[10]

Scott Hand was a director of Royal Coal Corp. during the period from August 2010 until May 2012. On May 3, 2012, a Cease Trade Order was issued on Royal Coal Corp. by the Ontario Securities Commission for failure to file financial statements. On May 17, 2012, Royal Coal Corp. announced that it received notice from the TSX Venture Exchange that the TSX Venture Exchange had suspended trading in Royal Coal Corp.’s securities as a result of the Cease Trade Order.

Manulife Financial Corporation Proxy Circular	13

Robert J. Harding, FCA – Independent Toronto, ON Canada/Director Since October 2008/Age 55/Mandatory Retirement 2030
Areas of Expertise: • Senior Executive • Financial • Risk Management • Global Financial Services Executive/Knowledge of Investment Management • Canada and U.S. Operations/Governance

Robert Harding is currently a Corporate Director. Mr. Harding served as Chairman of Brookfield Infrastructure Global Advisory Board, an advisory Board to the Brookfield Group of Companies from August 2010 until July 2012. Prior to that, Mr. Harding was Chairman of Brookfield Asset Management Inc. (“Brookfield”), a position he held since 1997. Brookfield is a global asset management company focused on property, power generation and other infrastructure assets. At Brookfield (and its predecessor companies), he held various executive positions, including Chief Financial Officer and President & Chief Executive Officer. Mr. Harding is currently a member of the board of directors of Brookfield and also represents Brookfield’s interests as a director and Chairman of Norbord Inc., an affiliate of Brookfield. Mr. Harding is also a director and Chairman of NexJ Systems Inc. Mr. Harding holds a BA Mathematics and a Doctor of Laws honorary degree from the University of Waterloo and is a Fellow of the Institute of Chartered Accountants. He is Chair of the Board for the Hospital for Sick Children and a member of the Board of Trustees for the Art Gallery of Ontario.

	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors			10 of 10	100%	Brookfield Asset Management Inc.	1992 - Present
	Audit			5 of 5	100%	Norbord Inc.	1998 - Present
	Conduct Review & Ethics			2 of 2	100%	NexJ Systems Inc.	2011 - Present
	Risk			7 of 7	100%	Fraser Papers Inc.	2004 - 2009[11]
						Western Forest Products Inc.	2006 - 2009
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2013	16,000	51,647	67,647		$1,048,529	$450,000
	2012	16,000	35,885	51,885		$656,345

Luther S. Helms – Independent Scottsdale, AZ U.S.A./Director Since May 2007/Age 69/Mandatory Retirement 2016
Areas of Expertise: • Senior Executive • Financial • Risk Management • Global Financial Services Executive/Knowledge of Investment Management • Asia, U.S. Operations/Governance

Luther Helms has been the Managing Director of Sonata Capital Group (“Sonata”) since 2000. Sonata is a privately-owned registered investment advisory firm. Mr. Helms has extensive banking and financial services experience, holding various positions at Bank of America Corporation, including Vice Chairman from 1993-1998 and was the Vice Chairman of KeyBank from 1998-2000. Mr. Helms is currently a member of the board of directors of ABM Industries Incorporated. Mr. Helms has an MBA from the University of Santa Clara and a BA, History and Economics from the University of Arizona.

	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors			10 of 10	100%	ABM Industries Incorporated	1995 - Present
	Audit			5 of 5	100%
	Conduct Review & Ethics			2 of 2	100%
	Corporate Governance & Nominating			6 of 6	100%
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2013	2,100	49,342	51,442		$797,351	$450,000
	2012	2,100	40,112	42,212		$533,982

[11]

Robert Harding was a director of Fraser Papers Inc. during the period from April 2004 until May 2009. On June 18, 2009, Fraser Papers Inc. and its subsidiaries announced that it initiated a court-supervised restructuring under the Companies Creditors Arrangements Act (Canada) and that it had initiated ancillary filings in the United States. On February 15, 2011, Fraser Papers Inc. and its subsidiaries implemented a consolidated plan of arrangement and compromise in their cross-border proceedings.

Manulife Financial Corporation Proxy Circular	14

Tsun-yan Hsieh - Independent Singapore, Singapore/Director Since October 2011/Age 60/Mandatory Retirement 2025
Areas of Expertise: • Senior Executive • Financial • Asia, Canada and U.S. Operations/Governance • Human Resources Management

Tsun-yan Hsieh is Chairman of LinHart Group Pte Ltd., a firm he founded in 2010 to provide leadership counseling. Mr. Hsieh, a resident of Singapore, has extensive experience in international business, leadership development and corporate transformation. Mr. Hsieh joined McKinsey & Company in 1980 and was elected as a Director from 1990 to 2008. Retired in 2008 and until 2010, Mr. Hsieh was retained by McKinsey as a Special Advisor to clients. During his 30-year career with McKinsey & Company, he founded the McKinsey Center for Asian Leadership and worked with clients in more than 30 countries and industries. Mr. Hsieh is currently a member of the board of directors of Sony Corporation, Singapore Airlines and Bharti Airtel Limited. He is a member of the Management Advisory Board at the School of Business and an adjunct professor of leadership at the Lee Kuan Yew School of Public Policy, both at the National University in Singapore. He has a BSc in Mechanical Engineering from the University of Alberta and an MBA from Harvard.

	Board/Committee Membership:			Overall Attendance: 94%		Public Board Membership During Last Five Years:
	Board of Directors			10 of 10	100%	Bharti Airtel Limited	2010 - Present
	Management Resources & Compensation			6 of 7	86%	Singapore Airlines	2012 - Present
						Sony Corporation	2008 - Present
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Required[12]
	2013	0	11,638	11,638		$180,389	$450,000
	2012	0	2,434	2,434		$30,790

Donald R. Lindsay - Independent Vancouver, BC Canada/Director Since August 2010/Age 54/Mandatory Retirement 2031
Areas of Expertise: • Senior Executive • Financial • Risk Management • Global Financial Services Executive/Knowledge of Investment Management • Asia, Canada and U.S. Operations/Governance

Donald Lindsay is President and CEO of Teck Resources Limited, Canada’s largest diversified mining, mineral processing and metallurgical company, a position he has held since 2005. Mr. Lindsay’s experience includes almost two decades with CIBC World Markets Inc., where he ultimately served as President after periods as Head of Investment and Corporate Banking and Head of the Asia Pacific Region. Mr. Lindsay is currently a member of the board of directors of Teck Resources Limited. He earned a BSc in Mining Engineering from Queen’s University and holds an MBA from Harvard Business School.

	Board/Committee Membership:			Overall Attendance: 94%		Public Board Membership During Last Five Years:
	Board of Directors Risk			9 of 10 7 of 7	90% 100%	Teck Resources Limited Fording Canadian Coal Trust	2005 - Present 2005 - 2008
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2013	20,000	15,861	35,861		$555,846	$450,000
	2012	20,000	8,766	28,766		$363,890

[12]	In accordance with the Share Ownership Guidelines (see page 20), Tsun-yan Hsieh has elected to receive 100% of his Annual Board Retainer and fees in equity until the minimum threshold is met.

Manulife Financial Corporation Proxy Circular	15

Lorna R. Marsden – Independent Toronto, ON Canada/Director Since March 1995/Age 71/Mandatory Retirement 2014
Areas of Expertise: • Senior Executive • Public Sector • Financial • Canada Operations/Governance

Lorna Marsden is President Emerita and Professor of York University. Prior to her retirement in May 2007, she was President and Vice-Chancellor and a member of the Board of Governors of York University. Dr. Marsden was President and Vice-Chancellor of Wilfrid Laurier University and served as a member of the Senate of Canada. Dr. Marsden holds a BA from the University of Toronto and a PhD from Princeton University and a number of honorary Doctor of Laws degrees. Dr. Marsden is currently a member of the board of directors of SNC-Lavalin Group Inc. and of several private and non-profit organizations. Dr. Marsden was appointed to the Order of Canada in 2006 and the Order of Ontario in 2009.

	Board/Committee Membership:			Overall Attendance: 94%		Public Board Membership During Last Five Years:
	Board of Directors Management Resources & Compensation			9 of 10 7 of 7	90% 100%	SNC-Lavalin Group Inc.	2006 – Present
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2013	38,664	25,190	63,854		$989,737	$450,000
	2012	38,664	24,173	62,837		$794,888

John R.V. Palmer – Independent Toronto, ON Canada/Director Since November 2009/Age 69/Mandatory Retirement 2016
Areas of Expertise: • Senior Executive • Public Sector • Financial • Risk Management • Asia and Canada Operations/Governance

John Palmer is Chairman and a founding director of the Toronto Leadership Centre, an organization focused on leadership in financial supervision. Mr. Palmer was the Superintendent of Financial Institutions, Canada from 1994 - 2001 following his career at KPMG LLP (Canada) where he held senior positions, including Managing Partner and Deputy Chairman. He was also the Deputy Managing Director of the Monetary Authority of Singapore and has advised other regulators including the Australian Prudential Regulation Authority. He is a Fellow of the Institutes of Chartered Accountants of Ontario and British Columbia and holds a BA from the University of British Columbia. Mr. Palmer is currently a member of the board of directors of Fairfax Financial Holdings Limited and of several non-public organizations.

	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors Audit Conduct Review & Ethics Risk (Chair)			10 of 10 5 of 5 2 of 2 7 of 7	100% 100% 100% 100%	Fairfax Financial Holdings Limited	2012 - Present
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2013	0	40,119	40,119		$621,845	$450,000
	2012	0	30,470	30,470		$452,257

Manulife Financial Corporation Proxy Circular	16

C. James Prieur – Independent Chicago, IL U.S.A./Director Since January 2013/Age 61/Mandatory Retirement 2023
Areas of Expertise: • Senior Executive • Financial • Risk Management • Global Financial Services Executive/Knowledge of Investment Management • Asia, Canada and U.S. Operations/Governance

Jim Prieur has been a Corporate Director since 2011. Mr. Prieur served as Chief Executive Officer and a director of CNO Financial Group, Inc. from 2006 until his retirement in 2011. CNO Financial Group is a life insurance holding company focused on the senior middle income market in the U.S. Prior to joining CNO Financial Group, Mr. Prieur was President and Chief Operating Officer of Sun Life Financial, Inc. from 1999 to 2006 where he had previously led operations in Asia, Canada, United States, and the United Kingdom. Mr. Prieur is a Chartered Financial Analyst, holds an MBA from the Richard Ivey School at Western University and a BA from the Royal Military College. He is a member of the President’s Circle of the Chicago Council on Global Affairs, and a member of The Pacific Council on International Policy and its China Committee.

	Board/Committee Membership:			Overall Attendance: N/A		Public Board Membership During Last Five Years:
	Newly Elected to the Board of Directors and the Risk Committee on January 1, 2013.					CNO Financial Group, Inc.	2006 – 2011
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Required[13]
	2013	20,000	0	20,000		$310,000	$450,000

Andrea S. Rosen – Independent Toronto, ON Canada/Director Since August 2011/Age 58/Mandatory Retirement 2027
Areas of Expertise: • Senior Executive • Financial • Risk Management • Global Financial Services Executive/Knowledge of Investment Management • Canada Operations/Governance

Andrea Rosen has been a Corporate Director since 2006. Ms. Rosen’s extensive knowledge of the financial services industry includes investment banking and wholesale and retail banking. Prior to January 2005, her experience includes more than a decade with the TD Bank Financial Group, where she ultimately served as Vice Chair, TD Bank Financial Group and President of TD Canada Trust. Earlier in her career, she held progressively senior positions at Wood Gundy Inc. and was Vice President at Varity Corporation. Ms. Rosen is currently a member of the board of directors of the Alberta Investment Management Corporation, Emera Inc. and Hiscox Limited. She has an LLB from Osgoode Hall Law School, an MBA from the Schulich School of Business at York University and a BA from Yale University.

	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors Audit Conduct Review & Ethics			10 of 10 5 of 5 2 of 2	100% 100% 100%	Emera Inc. Hiscox Limited	2007 – Present 2006 – Present
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2013	11,500	18,812	30,312		$469,836	$450,000
	2012	11,500	5,686	17,186		$217,403

[13]	In accordance with the Share Ownership Guidelines (see page 20), James Prieur has elected to receive 100% of his Annual Board Retainer and fees in equity until the minimum threshold is met.

Manulife Financial Corporation Proxy Circular	17

Lesley D. Webster – Independent Naples, FL U.S.A./Director Since October 2012/Age 60/Mandatory Retirement 2024
Areas of Expertise: • Senior Executive • Financial • Risk Management • U.S. Operations/Governance • Global Financial Services Executive/Knowledge of Investment Management

Lesley Webster is President and founder of Daniels Webster Capital Advisors, an enterprise risk management consulting firm established in 2006. Ms. Webster has extensive financial industry experience. She was Executive Vice President of JP Morgan Chase’s firm-wide Market and Fiduciary Risk Management from 1994 until 2005. Prior to that, she was global head of US Dollar Fixed Income Derivatives at UBS Securities, Inc. and head of Fixed Income Arbitrage trading at Chase Manhattan Bank. Ms. Webster earned a PhD in Economics from Stanford University and a BA in Economics from the University of Illinois at Urbana.

	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors Risk Committee			3 of 3[14] 2 of 2[14]	100% 100%	None
Public Board Interlocks:
None
Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Required[15]
	2013	0	2,053	2,053		$31,822	$450,000

[14]	Lesley Webster was appointed to the Board on October 1, 2012.
[15]	In accordance with the Share Ownership Guidelines (see page 20), Lesley Webster has elected to receive 100% of her Annual Board Retainer in equity until the minimum threshold is met.

Director Attendance

Directors are expected to attend the Annual Meeting, the Board meetings and the meetings of committees on which they serve, unless circumstances make it impossible to do so. The attendance of Directors nominated for re-election is set out above in the biographical charts. For the year ended December 31, 2012, average attendance of all Director Nominees at Board and committee meetings was 99 per cent and 99 per cent, respectively.

Summary of Board and Committee Meetings Held in 2012

Board/Committee	Regular Meetings
• Board of Directors	10 (1 independent)
• Audit Committee	5
• Conduct Review & Ethics Committee	2
• Corporate Governance & Nominating Committee	6
• Management Resources & Compensation Committee	7
• Risk Committee	7

Manulife Financial Corporation Proxy Circular	18

Director Attendance – Not Standing for Re-Election

Gail Cook-Bennett, Thomas d’Aquino, Robert Dineen and Hugh Sloan will not stand for re-election as they have reached the mandatory age of retirement.

Director	Board/Committee Membership	Attendance
Gail C.A. Cook-Bennett (Retiring May 2, 2013)	Board Corporate Governance & Nominating	10 of 10 6 of 6	100 100	% %

Director	Board/Committee Membership	Attendance
Thomas P. d’Aquino (Retiring May 2, 2013)	Board Corporate Governance & Nominating Management Resources & Compensation	10 of 10 6 of 6 6 of 7	100 100 86	% % %

Director	Board/Committee Membership	Attendance
Robert E. Dineen, Jr. (Retiring May 2, 2013)	Board Audit Conduct Review & Ethics	10 of 10 5 of 5 2 of 2	100 100 100	% % %

Director	Board/Committee Membership	Attendance
Hugh W. Sloan, Jr. (Retiring May 2, 2013)	Board Corporate Governance & Nominating Management Resources & Compensation	10 of 10 6 of 6 7 of 7	100 100 100	% % %

Manulife Financial Corporation Proxy Circular	19

Report of the Audit Committee

Richard B. DeWolfe (Chair)	Robert E. Dineen, Jr.	Sheila S. Fraser	Robert J. Harding	Luther S. Helms	John R.V. Palmer	Andrea S. Rosen

RESPONSIBILITIES

The Audit Committee assists the Board in its oversight role respecting:

•	The quality and integrity of financial information.
•	The effectiveness of the Company’s internal control over financial reporting.
•	The effectiveness of the Company’s risk management and compliance practices.
•	The performance, qualifications and independence of the independent auditor.
•	Compliance with legal and regulatory requirements.
•	The review of policies governing the process by which risk assessment and management is undertaken.
•	The performance of the Company’s Finance, Actuarial, Internal Audit and Global Compliance functions.
•	The Company’s ethical standards.
•	Conflicts of interest, protection of confidential information and customer complaints.
•	Arrangements with individuals or entities related to the Company, and transactions that could have a material impact on the stability or solvency of the Company.

INDEPENDENCE

All committee members are independent. See “Independence of the Board” on page 62 for details on determining Director independence.

FINANCIAL LITERACY AND AUDIT COMMITTEE FINANCIAL EXPERTS

The committee and the Board have reviewed the committee membership and determined that, all members are financially literate as required by the New York Stock Exchange Listed Company Manual and the applicable instruments of the Canadian Securities Administrators. The Board has also determined that all current members have the necessary qualifications to be designated as audit committee financial experts under the Sarbanes-Oxley Act of 2002 (“SOX”).

2012 HIGHLIGHTS

The committee, at its five meetings in 2012 reviewed, analyzed, discussed, made recommendations and approved a variety of matters, which include the following highlights, all in accordance with its charter:

Meetings

•	The Board Chair and the CEO attended the meetings at the invitation of the committee Chair, where committee meeting scheduling permitted.
•	Met in camera without management at the end of each meeting.
•

The committee had direct communication and in camera meetings with each of the Chief Auditor; the independent auditor; the Appointed Actuary; the General Counsel to review the management of legal and compliance risks; and the Chief Financial Officer to review management’s financial stewardship and risk management.

Annual Statement

•

Reviewed and discussed with management and the external auditor, Ernst & Young, and recommended for approval by the Board the 2011 annual audited financial statements and 2012 quarterly unaudited financial reports of the Company.

•	Discussed with Ernst & Young all matters required to be discussed by professional auditing guidelines and standards in Canada and the United States.
•

Received the written disclosures from Ernst & Young in accordance with the standards of the Canadian Institute of Chartered Accountants and the Public Company Accounting Oversight Board in the United States.

Independent Auditor

•	Reviewed the independence and qualifications of Ernst & Young, based on its disclosure of its relationship with the Company.
•	Recommended the reappointment of Ernst & Young as the Company’s external auditor for approval by the shareholders.
•

In accordance with the Protocol for Approval of Audit and Permitted Non-Audit Services established by the committee, pre-approved recurring audit and non-audit services that were identifiable for the coming year including terms and fees and approved audit and non-audit services proposed during the year.

•	Reviewed the scope and plan of the annual audit with Ernst & Young and management and recommended Ernst & Young’s 2012 compensation to the Board for approval.
•

Reviewed management’s report on its assessment of internal controls over financial reporting and the independent auditor’s attestation on management’s assessment and discussed with management and the independent auditor.

•	Met regularly in camera with Ernst & Young.

Manulife Financial Corporation Proxy Circular	24

Internal Audit

•	Reviewed and approved internal audit’s mandate.
•	Reviewed the independence, qualifications, staffing, budget and annual work plan for internal audit.
•	Reviewed internal audit’s periodic reports on its activities and the results of the audits.
•	Met regularly in camera with the Chief Auditor.

Appointed Actuary

•	Reviewed reports, opinions and recommendations prepared by the Appointed Actuary of the Company.
•	Reviewed the mandate, resources, budget and annual objectives for the Appointed Actuary.
•	Met in camera with the Appointed Actuary.

Financial Reporting

•	Received updates from management on significant future changes to the accounting principles and practices.
•	Reviewed significant financial reporting issues and judgments made in connection with the preparation of financial statements.
•	Reviewed the certification process for annual and interim filings with applicable securities regulatory authorities with the CEO and the CFO.
•	Monitored the Company’s SOX certification requirements and SOX compliance.
•

Financial statements and Management’s Discussion and Analysis were presented for review by the Audit Committee at meetings scheduled prior to Board meetings. The Audit Committee provided a report and recommendation to the Board with respect to financial disclosure of the Company.

•

Received reports from the Chair of the Disclosure Committee, as appropriate and approved the Company’s earnings press releases, quarterly and annual financial statements and quarterly and annual Management’s Discussion and Analysis.

Risk Management

•	Reviewed and discussed guidelines and policies governing the process by which risk assessment and management is undertaken.
•

Received a report from the Chief Risk Officer setting out an overview of the Risk Committee’s and management’s process for risk assessment and management, including the Company’s Enterprise Risk Management framework, risk philosophy and appetite, Company and business unit risk targets; risk considerations embedded in business management and incentive compensation plans; the Company’s risk oversight structure; and the Operational Risk Management framework and program.

•	Reviewed the General Counsel’s report on legal matters that may have a material impact on the Company.
•	Reviewed the Global Chief Compliance Officer’s report on the Company’s compliance with applicable laws and regulations.
•	Reviewed and discussed the Chief Anti-Money Laundering Officer’s report on the Company’s Anti-Money Laundering/Anti-Terrorist Financing program (the “AML/ATF Program”).
•	Received the Chief Auditor’s report on the testing of the effectiveness of the AML/ATF Program.
•	Received the Chief Information Risk Officer’s Report on the Company’s Information Risk Management Program.

Highlights of the Conduct Review and Ethics Responsibilities in 2012

In November 2012, the Board approved the merger of the Audit Committee and the Conduct Review and Ethics Committee.

In 2012, the Conduct Review and Ethics Committee and the merged Audit Committee, accomplished the following in accordance with the committees’ charters:

Ethical Standards

•

Carried out its annual review of the Code of Business Conduct and Ethics (“Code”), received management’s report on the Ethics Hotline (the third party reporting system that permits employees to submit their ethics concerns anonymously), the Code training and certification process and the conflict of interest disclosure statements.

•	Confirmed that no executives or Directors requested a waiver of the Code and that no waivers were granted.
•	Reviewed and assessed the procedures relating to conflicts of interest and the procedures to restrict the use of confidential information.

Self-Dealing and Disclosure Requirements

•	Reviewed the effectiveness of the related party transaction procedures and practices to ensure the identification of any material related party transactions.
•	Received a report from management that there were no material related party transactions.
•	Reviewed procedures for dealing with complaints made by customers having requested or received products or services in Canada from the Company.

Charter Review and Compliance

•	The committee carried out all of the responsibilities required by its charter.
•	The committee reviewed its charter, made recommendations for its amendment to the Board and assessed its performance against its charter.
•	The charter and a scorecard of the committee’s compliance with its charter can be found at www.manulife.com.

This report has been approved by the members of the Audit Committee.

Richard B. DeWolfe (Chair)

Robert E. Dineen, Jr.

Sheila S. Fraser

Robert J. Harding

Luther S. Helms

John R.V. Palmer

Andrea S. Rosen

Manulife Financial Corporation Proxy Circular	25